ANNUAL GENERAL MEETING OF HOLDERS
OF COMMON SHARES OF PACIFIC RIM MINING CORP.
August 25, 2010

REPORT OF VOTING RESULTS

Pacific Rim Mining Corp. (the “Company”) hereby reports, according to section 11.3 of National Instrument 51-102, the voting results of its Annual General Meeting (the “Meeting”) held on August 25, 2010, as set forth below. Details of the matters considered at such meeting are contained in the Company’s Information Circular dated as at July 21, 2010 and filed on SEDAR.

Common Shares represented at the Meeting:	59,616,416
Total issued and outstanding Common Shares as at the Record Date:	130,308,308
Percentage of issued and outstanding shares represented at the Meeting:	45.75%

1.      Number of Directors

The number of directors of the Company was determined at five (5).

2.     Election of Directors

The following nominees were elected as directors to hold office for the ensuing year or until their successors are elected or appointed:

Catherine McLeod-Seltzer
Thomas Shrake
Anthony J. Petrina
William Myckatyn
David K. Fagin

3.      Appointment and Remuneration of Auditors

PricewaterhouseCoopers LLP was appointed auditors for the Company for the ensuing year and the directors of the Company were authorized to determine their remuneration.

DATED August 26, 2010

PACIFIC RIM MINING CORP.

Per:     /s/ Barbara Henderson
           Barbara Henderson
           VP Investor Relations and acting Corporate Secretary